BINGHAM McCUTCHEN LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110-1726

September 30, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Chad Eskildsen

Re:	CGM Trust with respect to its series CGM Focus Fund, CGM Mutual Fund and CGM Realty Fund (each a “Fund”) (File No. 811-00082)

Dear Mr. Eskildsen:

On behalf of our client, CGM Trust, a Massachusetts business trust (the “Registrant”), per your request, I am writing to respond to your comments on behalf of the Staff (the “Staff”) of the Securities and Exchange Commission relating to the Funds’ annual reports to shareholders on Form N-CSR for the fiscal year ended December 31, 2008, which comments and responses we discussed by telephone on September 14, 2009. Your comments and the Registrant’s responses are set forth below.

1.

For each Fund, please include in future reports a graphical representation of the Fund’s holdings consistent with the requirements set forth in Item 22(d)(2) of Form N-1A.

Response:

The Registrant advises the Staff that, though it has considered the Schedule of Investments contained in the Funds’ annual reports to shareholders to have presented the Funds’ holdings in the form of a table consistent with the requirements of Item 22(d)(2) of Form N-1A, the Registrant will include in each Fund’s future reports to shareholders an additional chart or other graphical representation of the Fund’s holdings.

2.

In light of the fact that, as of December 31, 2008, a significant portion of CGM Mutual Fund’s assets were invested in the Health Care sector (through investments in the Drugs, Hospital Supply and Pharmaceuticals industries), please consider whether the Fund’s reports to shareholders should include disclosure relating to the risks of investing in the Health Care sector in addition to the discussion of risks associated with taking a focused approach to investing in particular industries or sectors.

Response:

The Registrant notes that the investment strategy employed by CGM Mutual Fund often results in the Fund’s investing a significant portion of its assets in a relatively small number of companies within a single industry or sector of the economy or within related industries or sectors. The Registrant supplementally advises the Staff that it believes that many investors choose to invest in the Fund specifically because of this investment strategy of the Fund.

Historically, though, the Fund has not typically maintained a significant position in a single industry or sector for a prolonged period. Rather, the Fund’s investments have tended to shift dramatically from period to period, depending on the portfolio manager’s evolving view of changing market, economic, and geopolitical conditions. As indicated in recent annual and semi-annual reports to shareholders of the Fund, within the past two years, for example, the Fund’s investments have focused at different times in different sectors, including Financials, Health Care and Energy, as well as in government securities. While the Fund was heavily invested in the Heath Care sector as of December 31, 2008, it had no investments in that sector six months earlier.

In light of this approach to investing, the Fund’s reports to shareholders prominently identify the risks associated with focused investing, as the Staff observed. However, because the Fund’s industry or sector focus changes frequently and because at any point in time it is not known which industries or sectors the Fund soon may choose to invest in, the Registrant does not believe that it would be meaningful to include risk disclosure based on the Fund’s past (even recent past) investments. Further, the Registrant is concerned that the inclusion of risk disclosure concerning a particular industry or sector could potentially be misleading if it were taken to suggest that the Fund intended to invest significantly or at all in such industry or sector on an ongoing basis or as part of its regular investment strategy.

Accordingly, the Registrant believes that at the present time, in light of the Fund’s investment style, it is appropriate for the Fund’s reports to shareholders to refer to the risks of focused investing generally, but not to discuss the risks associated with any particular industry or sector.

*         *          *

In addition to this response letter, as requested, the Registrant is furnishing the “Tandy” representation letter attached as Exhibit A hereto.

Please feel free to call me at 617-951-8267 if you have any questions about this letter or would like to discuss these matters further.

Sincerely,

/s/ Barry N. Hurwitz

Barry N. Hurwitz

Exhibit A

CGM Trust

One International Place

Boston, MA 02110

September 30, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Chad Eskildsen

Re:	CGM Trust (the “Registrant”) with respect to its series CGM Focus Fund, CGM Mutual Fund and CGM Realty Fund (each a “Fund”) (File No. 811-00082)

Ladies and Gentlemen:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of the Funds’ annual reports to shareholders on Form N-CSR for the fiscal year ended December 31, 2008, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)

the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CGM Trust

By:	/s/ Robert L. Kemp
Name:	Robert L. Kemp
Title:	President